EVERGREEN INVESTMENT

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

July 2, 2008

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549-9309

RE:       Evergreen Equity Trust, File Nos. 333-151685 and 811-08413 (the “Registrant”)

Dear Ms. Stout:

            On behalf of the Registrant, I am sending a response to certain of your comments to the registration statement (the "Registration Statement") filed on Form N-14 by Evergreen Equity Trust on June 16, 2008, accession no. 0000907244-08-000362, relating to the acquisition of the assets of Evergreen Special Equity Fund (“Special Equity Fund”) by Evergreen Golden Core Opportunities Fund (“Golden Core Opportunities Fund”) (the “Merger”).  This letter will respond to the following comments:

Please provide your analysis for the selection of Golden Core Opportunities Fund as the accounting and performance survivor in the Merger.  Please refer to the analysis articulated in  NorthAmerican Security Trust (pub. avail. August 5, 1994) (the “NAST Letter”), and

Please address how the inclusion of unaudited financial statements for Golden Core Opportunities Fund in the Registration Statement complies with Rule 3-18 of Regulation

S-X.

Response to Comment 1

In the NAST Letter, the staff of the Securities and Exchange Commission (the "SEC") stated that in determining whether a surviving fund may use the historical performance of one of several predecessor funds, it is important to compare relevant fund attributes to determine which predecessor fund, if any, the surviving fund most closely resembles.  (In the context of the Merger, we believe that, although Golden Core Opportunities Fund is the legal survivor, both it and Special Equity Fund are properly evaluated as predecessor funds under the NAST Letter.)  The factors to be considered include the funds' investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

Investment Adviser.  The funds have the same investment advisor, Evergreen Investment Management Company LLC ("EIMC").  However, Golden Core Opportunities Fund is sub-advised by

U.S. Securities and Exchange Commission
Division of Investment Management

Golden Capital Management, LLC (“Golden Capital”) whereas Special Equity Fund is not sub-advised. As a result, the funds have different individuals responsible for the day-to-day management of their investment portfolios.  After the Merger, Golden Capital will continue as the sub-advisor of Golden Core Opportunities Fund and the individual who serves as the portfolio manager of Golden Core Opportunities Fund will continue to manage the combined fund.

            Investment Objectives, Policies and Restrictions.  Although the merging funds have similar investment objectives, strategies, and restrictions, there are some differences in the ways in which they are managed.  A primary difference is that, while both funds invest in the common stocks of small U.S. companies, Golden Core Opportunities Fund may also invest in medium-sized U.S. companies.  In addition, Golden Core Opportunities Fund generally avoids investments in issuers for which the primary industry classification is alcohol, gaming or tobacco while Special Equity Fund has no such policy.  The combined fund will operate under the same investment policies, investment strategies and investment restrictions as did Golden Core Opportunities Fund before the Merger.

Expense Structures and Expense Ratios.  The current expense structure of Golden Core Opportunities Fund will continue to apply  after the Merger.  In particular, Golden Core Opportunities Fund before and after the Merger will pay an advisory fee and a sub-advisory fee.  It will also continue to be subject to a fee waiver, although the fee waiver, which is currently voluntary and may be waived by EIMC at any time, is expected to become a two-year contractual fee waiver intended to ensure that the total annual operating expenses for the combined fund will not exceed the current total annual operating expenses of Golden Core Opportunities Fund (inclusive of its current voluntary fee waiver).  Also, the expense ratio of the combined fund after the Merger is expected to be lower than Special Equity Fund’s current expense ratio after giving effect to the fee waiver that would be in effect for the two years after the Merger, Therefore, we believe the current expense ratio of Golden Core Opportunities Fund is more reflective of what the expense ratio of the combined fund is expected to be following the Merger.

Asset Size.  Special Equity Fund currently has more net assets than does Golden Core Opportunities Fund.  However, we note that Golden Core Opportunities Fund is a relatively new fund, and that we expect that it would have attracted assets in the near term so as to reduce the size disparity between it and Special Equity Fund.  Furthermore, we believe that the fact that the combined fund is more similar in size to Special Equity Fund than to Golden Core Opportunities Fund before the Merger does not override the other substantial similarities between the combined fund and Golden Core Opportunities Fund.  Although substantially smaller in size, Golden Core Opportunities Fund is not insignificant in size and is offered to the public, and thus does not give rise to the concerns associated with so-called “incubator” funds.

            Portfolio Composition.  The combined fund is expected to have a portfolio composition that is more similar to that of Golden Core Opportunities Fund than that of  Special Equity Fund, particularly in light of that fact that the current portfolio manager of Golden Core Opportunities Fund will manage the combined fund in accordance with the investment objectives, policies and restrictions of Golden Core Opportunities Fund.  In addition, in connection with the Merger, a portion of the securities held by Special Equity Fund may be disposed of both before and after the Merger.

U.S. Securities and Exchange Commission
Division of Investment Management

Based on the factors provided above, we believe that the selection of Golden Core Opportunities Fund as the accounting and performance survivor of the Merger is appropriate and consistent with the staff’s analysis of this issue as articulated in the NAST Letter.

Response to Comment 2

Golden Core Opportunities Fund was recently formed and commenced operations on December 17, 2007.  It is expected that the fund will complete its first fiscal year on July 31, 2008.  As a result, Golden Core Opportunities Fund is not yet required to have audited financial statements or to have such financial statements included in its registration statement on Form N-1A.  Although Rule 3-18 presumes that the registrant has previously prepared and filed audited financial statements, we do not believe that it requires a fund to prepare audited financial statements that are not otherwise required.  In this regard, we note that Rule 3-18(b) provides that audited financial statements need not be provided if they are not available, consistent with the normal production schedule for registered investment companies’ financial statements.   For this reason, therefore, we do not believe that Rule 3-18 of Regulation S-X applies to the fund’s financial statements to be included in this Registration Statement filed on Form N-14.

            As of the filing of the Registration Statement, Golden Core Opportunities Fund had prepared, mailed to shareholders and filed with the SEC, an unaudited financial statement for the period ended January 31, 2008.  These financial statements have been incorporated by reference in this Registration Statement on Form N-14.

*    *    *

We expect to file an additional comment letter on or around July 3, 2008 in order to respond to the remaining comments provided to us by you and Ms. Cole on our conference call of June 26, 2008.  In addition, we expect to file a Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 on or around July 2, 2008 in order to delay the effectiveness of the Registration Statement filed on June 16, 2008.

Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

cc:        Ms. Mary Cole, SEC

            Mr. Timothy Diggins, Esq., Ropes & Gray, LLP